SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 28, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation Financial Report for Q1 2022
•	Report attached to stock exchange release: Interim Report for Q1 2022

STOCK EXCHANGE RELEASE 1 (7)

28 April 2022

Nokia Corporation

Interim report

28 April 2022 at 08:00 EEST

Nokia Corporation Financial Report for Q1 2022

Strong profitable start to the year

•	Q1 net sales grew 1% y-o-y in constant currency (+5% reported).
•	Network Infrastructure grew 9% in constant currency, driven by strong demand in both Fixed and Submarine Networks while Cloud and Network Services also performed well growing 5% in constant currency with strength in Core Networks.
•	Mobile Networks declined 4% in constant currency due to supply chain constraints while demand remains strong. Nokia Technologies declined 17% in constant currency as licenses that expired in 2021 have not yet renewed.
•	Both reported and comparable basis gross margin expanded meaningfully y-o-y (+270bps and +250bps respectively) despite component cost inflation as we improved our cost competitiveness.
•	Comparable operating margin was flat y-o-y at 10.9% as improved gross margins were offset by lower other operating income (was notably high in Q1 2021) and higher R&D investments.
•	Reported operating margin fell 190bps y-o-y to 6.6% primarily due to a EUR 104m provision related to Russia.
•	Comparable diluted EPS of EUR 0.07; reported diluted EPS of EUR 0.04.
•	Free cash flow of EUR 0.3bn, net cash balance of EUR 4.9bn.
•	Full year 2022 outlook is unchanged in constant currency. Full year net sales outlook applying 31 March 2022 exchange rates is EUR 22.9bn to EUR 24.1bn.

This is a summary of the Nokia Corporation financial report for Q1 2022 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q1 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete report with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q1 2022 RESULTS

During the first quarter of the year, we were shocked to see the Russian invasion of Ukraine. Nokia believes in human rights, international co-operation and the rule of law. Throughout the war our priority has been the safety and wellbeing of our people. We support our employees in Ukraine in multiple ways and are proud of their continued efforts to maintain our customers’ networks in the country. It has been clear for us since the early days of the invasion that continuing our presence in Russia would not be possible. We announced in early April that we will exit the Russian market in a responsible way and aim to provide the necessary support to maintain our customers’ networks, as we exit.

STOCK EXCHANGE RELEASE 2 (7)

28 April 2022

On a more positive note, I am pleased with our start to 2022. Demand in our end markets remains high, and although supply chain constraints continue to impact our growth, we delivered 1% constant currency net sales growth in Q1. Our comparable operating margin was stable year-on-year at 10.9% as strong underlying improvements in profitability were offset by rising R&D investment, lower other operating income compared to the year before and some timing effects in Nokia Technologies.

Network Infrastructure delivered again strong growth with continued robust momentum in both Fixed and Submarine Networks. In Mobile Networks supply constraints hindered our revenue growth, nevertheless we expect to return to growth this year due to our improved competitiveness. Our 5G Core business continued to drive good growth in Cloud and Network Services.

In Nokia Technologies we are in the process of renewing licenses which has led to some timing effects in net sales in the quarter. We are confident in the quality of our patent portfolio and expect to return to previously communicated €1.4-1.5bn annualized net sales run rate.

Overall, Q1 was a strong start for the year both in terms of net sales and profitability. The demand environment remains strong and while supply chain and inflation challenges remain, we are confident we can deliver our 2022 outlook and continue to make good progress towards our long-term targets.

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q1'22	Q1'21	YoY change		Constant currency YoY change
Reported results
Net sales	5 348	5 076	5%		1%
Gross margin %	40.6%	37.9%	270	bps
Research and development expenses	(1 072)	(996)	8%
Selling, general and administrative expenses	(675)	(649)	4%
Operating profit	354	431	(18)%
Operating margin %	6.6%	8.5%	(190	)bps
Profit for the period	219	263	(17)%
EPS, diluted	0.04	0.05	(20)%
Net cash and interest-bearing financial investments	4 904	3 689	33%
Comparable results
Net sales	5 348	5 076	5%		1%
Gross margin %	40.7%	38.2%	250	bps
Research and development expenses	(1 052)	(973)	8%
Selling, general and administrative expenses	(581)	(552)	5%
Operating profit	583	551	6%
Operating margin %	10.9%	10.9%	0	bps
Profit for the period	416	375	11%
EPS, diluted	0.07	0.07	0%
ROIC[1]	19.5%	15.3%	420	bps

[1] Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q1 2022 for details.

STOCK EXCHANGE RELEASE 3 (7)

Business group results	Mobile Networks		Network Infrastructure		Cloud and Network Services		Nokia Technologies		Group common and other
EUR million	Q1'22	Q1'21	Q1'22	Q1'21	Q1'22	Q1'21	Q1'22	Q1'21	Q1'22	Q1'21
Net Sales	2 268	2 262	1 974	1 727	736	674	306	365	76	57
YoY change	0%		14%		9%		(16)%		33%
Constant currency YoY change	(4)%		9%		5%		(17)%		26%
Gross margin %	39.8%	33.2%	34.7%	34.9%	38.6%	33.4%	99.7%	99.7%	2.6%	(3.5)%
Operating profit/(loss)	171	76	195	187	20	(20)	220	286	(23)	22
Operating margin %	7.5%	3.4%	9.9%	10.8%	2.7%	(3.0)%	71.9%	78.4%	(30.3)%	38.6%

OUTLOOK

Full year 2022
Net sales[1]	EUR 22.9 billion to EUR 24.1 billion (constant currency unchanged, adjusted for currency)[1]
Comparable operating margin[2]	11 to 13.5%
Free cash flow[2]	25-55% conversion from comparable operating profit

1 Assuming the rate 1 EUR = 1.11 USD as of 31 Mar 2022 continues for the remainder of 2022 along with actual Q1 foreign exchange (adjusted from prior EUR 1.13 rate as of 31 Dec 2021). Assuming the year-end 2021 exchange rate, the net sales outlook would continue to be EUR €22.6bn to EUR 23.8bn.

2 Please refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q1 2022 for a full explanation of how these terms are defined.

The outlook, the long-term targets (3-5 years) and all of the underlying outlook assumptions described below are subject to risk factors as described in the Risk Factors section later in this report.

•	Nokia’s outlook assumptions expect the following size and growth in our total addressable markets (Mobile Networks excluding China and Network Infrastructure excluding Submarine Networks) and assuming Q1 actual EUR/USD rate and 1.11 for the remainder of the year (updated):

	2022 TAM (€bn)	Constant currency growth
Mobile Networks	50	+4%
Network Infrastructure	45	+3%
Cloud and Network Services	27	+4%
Nokia TAM	122	+4%

STOCK EXCHANGE RELEASE 4 (7)

•	Nokia’s outlook assumptions for the operating margin of each business group in 2022 are provided below:

Full year 2022
Mobile Networks	6.5 to 9.5%
Network Infrastructure	9.5 to 12.5%
Cloud and Network Services	4.0 to 7.0%
Nokia Technologies	>75%

•	We expect Nokia Technologies to deliver a largely stable operating profit performance in 2022 and over the longer-term;
•	We expect the net negative impact of Group Common and Other to be EUR 250 million in 2022 and over the longer-term;
•	In full year 2022, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 450 million lower than its operating profit, primarily due to prepayments we received from certain licensees in previous years;

•	Comparable financial income and expenses are expected to be an expense of approximately EUR 150-200 million in full year 2022 and over the longer-term;

•	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2022 and over the longer-term;

•	Cash outflows related to income taxes are expected to be approximately EUR 400 million in full year 2022 and over the longer-term;

•	Capital expenditures are expected to be approximately EUR 650 million in full year 2022 and around EUR 600 million over the longer-term; and

Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section included in Nokia Corporation Financial Report for Q1 2022 for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit.

Nokia’s long-term targets as published with our fourth quarter 2021 results remain unchanged.

SHAREHOLDER DISTRIBUTION

Dividend policy and 2021 proposal

Under the authorization by the Annual General Meeting held on 5 April 2022, the Board of Directors may resolve an aggregate maximum distribution of EUR 0.08 per share. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four instalments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

On 28 April 2022, the Board resolved to distribute a dividend of EUR 0.02 per share. The dividend record date is on 3 May 2022 and the dividend will be paid on 12 May 2022. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.06 per share.

The payment of the first instalment of the distribution is expected to total approximately EUR 113 million in Q2 2022.

STOCK EXCHANGE RELEASE 5 (7)

Share buyback program

In 2020 and 2021, Nokia generated strong cash flow which significantly improved the cash position of the company. To manage the company’s capital structure, Nokia’s Board of Directors initiated a share buyback program under the authorization from the AGM to repurchase shares. Purchases began in February 2022. By the end of March 2022, Nokia has repurchased 10 462 808 shares for a total value of EUR 49 901 475, with weighted average purchase price of EUR 4.77 per share. The program targets to return up to EUR 600 million of cash to shareholders in tranches over a period of two years.

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level;

•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;

•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

•	Disturbance in the global supply chain;

•	Accelerating inflation;

•	Scope and duration of the COVID-19 pandemic, and its economic impact;

•	War or other geopolitical conflicts, disruptions and potential costs thereof;

•	Other macroeconomic, industry and competitive developments;

•	Timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees;

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;

•	Timing of completions and acceptances of certain projects;

•	Our product and regional mix;

•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to regional profit mix, net sales subject to withholding taxes, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reform in the U.S. and OECD initiatives;

•	Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet;

•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking Statements of this release, and our 2021 annual report on Form 20-F published on 3 March 2022 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash generation, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

STOCK EXCHANGE RELEASE 6 (7)

ANALYST WEBCAST

Nokia's video webcast will begin on 28 April 2022 at 11.30 a.m. Finnish time (EEST). A link to the webcast will be available at www.nokia.com/financials. Media representatives can follow the presentation via the link, or alternatively call +1-412-717-9224.

FINANCIAL CALENDAR 2022

•	Nokia plans to publish its second quarter and half year 2022 results on 21 July 2022.
•	Nokia plans to publish its third quarter and January-September 2022 results on 20 October 2022.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE 7 (7)

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

NOKIA

Interim Report for Q1 2022

Strong profitable start to the year

- Q1 net sales grew 1% y-o-y in constant currency (+5% reported).
- Network Infrastructure grew 9% in constant currency, driven by strong demand in both Fixed and Submarine Networks while Cloud and Network Services also performed well growing 5% in constant currency with strength in Core Networks.
- Mobile Networks declined 4% in constant currency due to supply chain constraints while demand remains strong. Nokia Technologies declined 17% in constant currency as licenses that expired in 2021 have not yet renewed.
- Both reported and comparable basis gross margin expanded meaningfully y-o-y (+270bps and +250bps respectively) despite component cost inflation as we improved our cost competitiveness.
- Comparable operating margin was flat y-o-y at 10.9% as improved gross margins were offset by lower other operating income (was notably high in Q1 2021) and higher R&D investments.
- Reported operating margin fell 190bps y-o-y to 6.6% primarily due to a EUR 104m provision related to Russia.
- Comparable diluted EPS of EUR 0.07; reported diluted EPS of EUR 0.04.
- Free cash flow of EUR 0.3bn, net cash balance of EUR 4.9bn.
- Full year 2022 outlook is unchanged in constant currency. Full year net sales outlook applying 31 March 2022 exchange rates is EUR 22.9bn to EUR 24.1bn.

EUR million (except for EPS in EUR)	**Q1'22**	Q1'21	YoY change	*Constant currency YoY change*
Reported results				
Net sales	**5 348**	5 076	5%	*1%*
Gross margin %	**40.6%**	37.9%	270bps	
Research and development expenses	**(1 072)**	(996)	8%	
Selling, general and administrative expenses	**(675)**	(649)	4%	
Operating profit	**354**	431	(18)%	
Operating margin %	**6.6%**	8.5%	(190)bps	
Profit for the period	**219**	263	(17)%	
EPS, diluted	**0.04**	0.05	(20)%	
Net cash and interest-bearing financial investments	**4 904**	3 689	33%	
Comparable results				
Net sales	**5 348**	5 076	5%	*1%*
Gross margin %	**40.7%**	38.2%	250bps	
Research and development expenses	**(1 052)**	(973)	8%	
Selling, general and administrative expenses	**(581)**	(552)	5%	
Operating profit	**583**	551	6%	
Operating margin %	**10.9%**	10.9%	0bps	
Profit for the period	**416**	375	11%	
EPS, diluted	**0.07**	0.07	0%	
ROIC[1]	**19.5%**	15.3%	420bps	

[1] Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to Note 10, Performance measures, in the Financial statement information section for details.

Business group results	Mobile Networks		Network Infrastructure		Cloud and Network Services		Nokia Technologies		Group common and other	
EUR million	**Q1'22**	**Q1'21**	**Q1'22**	**Q1'21**	**Q1'22**	**Q1'21**	**Q1'22**	**Q1'21**	**Q1'22**	**Q1'21**
Net Sales	**2 268**	2 262	**1 974**	1 727	**736**	674	**306**	365	**76**	57
YoY change	**0%**		**14%**		**9%**		**(16)%**		**33%**	
Constant currency YoY change	**(4)%**		**9%**		**5%**		**(17)%**		**26%**	
Gross margin %	**39.8%**	33.2%	**34.7%**	34.9%	**38.6%**	33.4%	**99.7%**	99.7%	**2.6%**	(3.5)%
Operating profit/(loss)	**171**	76	**195**	187	**20**	(20)	**220**	286	**(23)**	22
Operating margin %	**7.5%**	3.4%	**9.9%**	10.8%	**2.7%**	(3.0)%	**71.9%**	78.4%	**(30.3)%**	38.6%

28 April 2022 1

NOKIA


Pekka Lundmark
President and CEO

During the first quarter of the year, we were shocked to see the Russian invasion of Ukraine. Nokia believes in human rights, international co-operation and the rule of law. Throughout the war our priority has been the safety and wellbeing of our people. We support our employees in Ukraine in multiple ways and are proud of their continued efforts to maintain our customers' networks in the country. It has been clear for us since the early days of the invasion that continuing our presence in Russia would not be possible. We announced in early April that we will exit the Russian market in a responsible way and aim to provide the necessary support to maintain our customers' networks, as we exit.

On a more positive note, I am pleased with our start to 2022. Demand in our end markets remains high, and although supply chain constraints continue to impact our growth, we delivered 1% constant currency net sales growth in Q1. Our comparable operating margin was stable year-on-year at 10.9% as strong underlying improvements in profitability were offset by rising R&D investment, lower other operating income compared to the year before and some timing effects in Nokia Technologies.

Network Infrastructure delivered again strong growth with continued robust momentum in both Fixed and Submarine Networks. In Mobile Networks supply constraints hindered our revenue growth, nevertheless we expect to return to growth this year due to our improved competitiveness. Our 5G Core business continued to drive good growth in Cloud and Network Services.

In Nokia Technologies we are in the process of renewing licenses which has led to some timing effects in net sales in the quarter. We are confident in the quality of our patent portfolio and expect to return to previously communicated €1.4-1.5bn annualized net sales run rate.

Overall, Q1 was a strong start for the year both in terms of net sales and profitability. The demand environment remains strong and while supply chain and inflation challenges remain, we are confident we can deliver our 2022 outlook and continue to make good progress towards our long-term targets.

Outlook

	Full year 2022
Net sales[1]	EUR 22.9 billion to EUR 24.1 billion (constant currency unchanged, adjusted for currency)[1]
Comparable operating margin[2]	11 to 13.5%
Free cash flow[2]	25-55% conversion from comparable operating profit

[1] Assuming the rate 1 EUR = 1.11 USD as of 31 Mar 2022 continues for the remainder of 2022 along with actual Q1 foreign exchange (adjusted from prior EUR 1.13 rate as of 31 Dec 2021). Assuming the year-end 2021 exchange rate, the net sales outlook would continue to be EUR €22.6bn to EUR 23.8bn.
[2] Please refer to Note 10, Performance measures, in the Financial statement information section, for a full explanation of how these terms are defined.

The outlook, the long-term targets (3-5 years) and all of the underlying outlook assumptions described below are subject to risk factors as described in the Risk Factors section later in this report.

- Nokia's outlook assumptions expect the following size and growth in our total addressable markets (Mobile Networks excluding China and Network Infrastructure excluding Submarine Networks) and assuming Q1 actual EUR/USD rate and 1.11 for the remainder of the year (updated):

	2022 TAM (€bn)	Constant currency growth
Mobile Networks	50	+4%
Network Infrastructure	45	+3%
Cloud and Network Services	27	+4%
Nokia TAM	122	+4%

- Nokia's outlook assumptions for the operating margin of each business group in 2022 are provided below:

	Full year 2022
Mobile Networks	6.5 to 9.5%
Network Infrastructure	9.5 to 12.5%
Cloud and Network Services	4.0 to 7.0%
Nokia Technologies	>75%

- We expect Nokia Technologies to deliver a largely stable operating profit performance in 2022 and over the longer-term;
- We expect the net negative impact of Group Common and Other to be EUR 250 million in 2022 and over the longer-term;
- In full year 2022, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 450 million lower than its operating profit, primarily due to prepayments we received from certain licensees in previous years;
- Comparable financial income and expenses are expected to be an expense of approximately EUR 150-200 million in full year 2022 and over the longer-term;
- Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2022 and over the longer-term;
- Cash outflows related to income taxes are expected to be approximately EUR 400 million in full year 2022 and over the longer-term;
- Capital expenditures are expected to be approximately EUR 650 million in full year 2022 and around EUR 600 million over the longer-term; and

Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit.

Nokia's long-term targets as published with our fourth quarter 2021 results remain unchanged.

28 April 2022 2

28 April 2022 3 Financial Results Q1 2022 compared to Q1 2021 Net sales In Q1 2022, reported net sales increased 5%, benefitting from foreign exchange rate fluctuations. On a constant currency basis, Nokia net sales increased 1%, with strong growth in both Network Infrastructure and Cloud and Network Services. While end-market demand remained strong, net sales in Mobile Networks declined mostly due to supply chain constraints. Nokia Technologies net sales also declined largely related to the timing impact of licensing agreement renewals. Gross margin Both reported and comparable gross margin improved year-on- year in Q1 2022. Reported gross margin increased 270 basis points to 40.6% in Q1 2022 and comparable gross margin increased 250 basis points to 40.7%. The solid gross margin expansion was delivered despite lower net sales in Nokia Technologies and was primarily driven by on-going improvements in cost competitiveness and favorable mix in Mobile Networks as well as continued progress in Cloud and Network Services. Operating profit and margin Reported operating profit in Q1 2022 was EUR 354 million, or 6.6% of net sales, down from 8.5% in the year-ago quarter. Comparable operating profit increased to EUR 583 million, while operating margin was flat year-on-year at 10.9%. The strong increase in gross profit was largely offset by higher operating expenses and a decrease in other operating income. R&D expenses increased year- on-year, reflecting our commitment to build or maintain technology leadership across our portfolio. Other operating income decreased year-on-year due to lower profits from Nokia’s venture funds in Q1 2022 and the absence of other positive other operating income items that benefited the year-ago quarter. In Q1 2022, the difference between reported and comparable operating profit was primarily related to Russia, amortization of acquired intangible assets and restructuring charges. In Q1 2021, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets and restructuring and associated charges, partly offset by gain on the sale of fixed assets. Profit/loss for the period Reported net profit was EUR 219 million, compared to EUR 263 million in Q1 2021. Comparable net profit was EUR 416 million, compared to EUR 375 million in Q1 2021. The improvement in comparable net profit reflects the increase in comparable operating profit as well as lower financial expenses and income tax expenses. In Q1 2022, in addition to the items impacting comparability included in operating profit (and their associated tax effects), the primary difference between reported and comparable net profit was related to loss allowances on customer financing loans. Earnings per share Reported diluted EPS was EUR 0.04, compared to EUR 0.05 in Q1 2021. Comparable diluted EPS was EUR 0.07 in both Q1 2022 and Q1 2021. Comparable return on Invested Capital (“ROIC”) Q1 2022 comparable ROIC was 19.5%, compared to 15.3% in Q1 2021. The increase was primarily driven by growth in operating profit for the rolling four quarters and lower average invested capital, reflecting an increase in average total cash and interest- bearing financial investments and a decrease in average total interest-bearing liabilities, partially offset by growth in average total equity. Cash performance During Q1 2022, net cash increased EUR 289 million, resulting in an end-of-quarter net cash balance of approximately EUR 4.9 billion. Total cash increased by EUR 251 million, resulting in an end-of- quarter total cash balance of approximately EUR 9.5 billion. Free cash flow was EUR 326 million in Q1 2022. Additional topics Disclosure simplification and changes In order to align with our Annual Report disclosure and considering most items impacting comparability are Group topics rather than segment specific, Nokia has simplified its reporting to only show one set of profitability metrics by segment. Nokia will continue to explain the cause of all items impacting comparability as we do on page 7 this quarter. The profitability metrics that we disclose at the segment level are calculated on the same basis as the comparable metrics that had been disclosed in the past. Starting in Q1 2022 Nokia is now investing some of its accessible cash in highly liquid corporate bonds which, due to their maturity, show as non-current interest-bearing financial investments. Therefore, Nokia has replaced its total cash and net cash performance measures with new measures that also incorporate these investments considering their high liquidity. Shareholder distribution Dividend policy and 2021 proposal Under the authorization by the Annual General Meeting held on 5 April 2022, the Board of Directors may resolve an aggregate maximum distribution of EUR 0.08 per share. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four instalments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason. On 28 April 2022, the Board resolved to distribute a dividend of EUR 0.02 per share. The dividend record date is on 3 May 2022 and the dividend will be paid on 12 May 2022. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.06 per share. The payment of the first instalment of the distribution is expected to total approximately EUR 113 million in Q2 2022. Share buyback program In 2020 and 2021, Nokia generated strong cash flow which significantly improved the cash position of the company. To manage the company’s capital structure, Nokia’s Board of Directors initiated a share buyback program under the authorization from the AGM to repurchase shares. Purchases began in February 2022. By the end of March 2022, Nokia has repurchased 10 462 808 shares for a total value of EUR 49 901 475, with weighted average purchase price of EUR 4.77 per share. The program targets to return up to EUR 600 million of cash to shareholders in tranches over a period of two years.

NOKIA

Segment Details

Mobile Networks

EUR million	Q1'22	Q1'21	YoY change	*Constant currency YoY change*
Net sales	**2 268**	2 262	0%	*(4)%*
Gross profit	**902**	752	20%	
Gross margin %	**39.8%**	33.2%	660bps	
Operating profit	**171**	76	125%	
Operating margin %	**7.5%**	3.4%	410bps	

The end demand environment for Mobile Networks remained strong but **net sales** continued to be impacted by supply chain constraints in Q1 2022. Reported net sales were flat year-on-year. In the quarter net sales declined by 4% on a constant currency basis in part due to a tough comparison quarter as supply constraints started impacting results after Q1 2021. The supply situation remains constrained but we expect to deliver net sales growth in 2022 due to our improved competitiveness.

From a regional perspective, on a constant currency basis we saw good growth in net sales in Europe along with growth in Latin America. We saw a decline in sales in North America although we expect improving trends in the region as we progress through the year. We also saw contract timing impacts leading to declines in Greater China due to high levels of 5G deployments in the year-ago quarter, India as 5G licenses are expected later in the year, along with Middle East & Africa.

Gross margin saw strong underlying improvements, in both product and services margins, along with favorable mix.

The higher gross profit was then somewhat offset by continued increases in R&D expenses reflecting our investments towards technology leadership. **Operating profit** still improved meaningfully on the back of improved gross margins.

In Q1 2022, our System-on-Chip based **5G Powered by ReefShark** product portfolio accounted for 82% of shipments, which keeps us on track to achieve our end of 2022 target of ~100% of product shipments.

Network Infrastructure

EUR million	Q1'22	Q1'21	YoY change	*Constant currency YoY change*
Net sales	**1 974**	1 727	14%	*9%*
- IP Networks	**678**	625	8%	*3%*
- Optical Networks	**363**	400	(9)%	*(13)%*
- Fixed Networks	**671**	491	37%	*29%*
- Submarine Networks	**262**	211	24%	*25%*
Gross profit	**684**	602	14%	
Gross margin %	**34.7%**	34.9%	(20)bps	
Operating profit	**195**	187	4%	
Operating margin %	**9.9%**	10.8%	(90)bps	

Network Infrastructure **net sales** grew 14% on a reported basis and 9% on a constant currency basis as the business continued to benefit from strong demand in Fixed Networks and Submarine Networks, while supply chain challenges particularly impacted Optical Networks in the quarter.

IP Networks net sales grew 3% on a constant currency basis particularly driven by North America and Asia Pacific, slightly offset by lower sales in Europe. Good progress has been made on our FP5 chipset with rates reaching 6Tbps, 25% higher performance over the initially announced 4.8Tbps, further strengthening the value proposition to customers.

Optical Networks saw strong order intake but net sales declined 13% on a constant currency basis due to specific global supply chain challenges. Based on current visibility, these supply chain challenges are expected to improve through the year.

Fixed Networks continues to benefit from operators' accelerating investments into fiber connectivity leading to net sales growth of 29% in constant currency. The business also continues to benefit from growing demand for fixed wireless access.

Submarine Networks continues to capitalize on its strong order backlog with net sales growth of 25% on a constant currency basis.

Gross margin declined 20bps in the quarter as a result of supply chain challenges and cost inflation. These issues largely offset underlying profitability improvements in Fixed Networks and Submarine Networks which were driven by higher net sales.

Operating profit grew slightly year-on-year and operating margin declined 90bps as the leverage from growth was offset by increased investments into R&D and the absence of a positive other operating income in the year-ago quarter.

28 April 2022

4

NOKIA

Cloud and Network Services

EUR million	Q1'22	Q1'21	YoY change	*Constant currency YoY change*
Net sales	**736**	674	9%	*5%*
Gross profit	**284**	225	26%	
Gross margin %	**38.6%**	33.4%	520bps	
Operating profit/(loss)	**20**	(20)		
Operating margin %	**2.7%**	(3.0)%	570bps	

Cloud and Network Services **net sales** grew 9% on a reported basis and 5% on a constant currency basis driven by growth in Core Networks, as operators continue to transition to 5G core, as well as growth in Cloud and Cognitive Services. Enterprise Solutions grew strongly, reflecting continued traction in campus wireless deployments.

From a regional perspective, on a constant currency basis we saw growth in Asia Pacific, Europe and Middle East & Africa, while North America declined.

Gross margin expanded 520bps and benefited from both net sales growth and operational improvements that have been made across the business.

The improvement in **operating profit** and operating margin was largely driven by higher gross profit, somewhat offset by increased investments in campus wireless to extend our market leadership, as well as absence of a positive other operating income in the year-ago quarter.

Nokia Technologies

EUR million	Q1'22	Q1'21	YoY change	*Constant currency YoY change*
Net sales	**306**	365	(16)%	*(17)%*
Gross profit	**305**	364	(16)%	
Gross margin %	**99.7%**	99.7%	0bps	
Operating profit	**220**	286	(23)%	
Operating margin %	**71.9%**	78.4%	(650)bps	

Nokia Technologies Q1 2022 **net sales** declined year-on-year due to two licensing agreements that ended during 2021 which are in the process of litigation/renewal along with the expiration of a patent licensing agreement with a company that has exited the smartphone market. Due to these changes, our current annualized net sales run-rate is below our prior range of approximately EUR 1.4 to 1.5 billion in Q4 2021 however we are in a strong position to return to this range and remain confident in the strength of the patent portfolio. Conclusion of negotiations would also be expected to include catch-up payments to cover periods of non-payment. The outlook assumption for Nokia Technologies operating profit to be stable assumes the conclusion of these negotiations but the company will prioritize protecting the value of our intellectual property over achieving certain timelines.

The decline in **operating profit** was driven by the decline in net sales in addition to higher licensing expenses along with investments in R&D and the patent portfolio.

Group Common and Other

EUR million	Q1'22	Q1'21	YoY change	*Constant currency YoY change*
Net sales	**76**	57	33%	*26%*
Gross profit/(loss)	**2**	(2)	(200)%	
Gross margin %	**2.6%**	(3.5)%	610bps	
Operating (loss)/profit	**(23)**	22		
Operating margin %	**(30.3)%**	38.6%	(6 890)bps	

Group Common and Other **net sales** increased 33% on a reported basis and 26% on a constant currency basis as Radio Frequency Systems witnessed strong growth in North America.

The decline in **operating result** was almost entirely driven by lower profit from Nokia's venture fund investments, which amounted to approximately EUR 40 million in Q1 2022, compared to approximately EUR 90 million in Q1 2021.

28 April 2022 5

NOKIA

Net sales by region

EUR million	Q1'22	Q1'21	YoY change	*Constant currency YoY change*
Asia Pacific	**676**	581	16%	*15%*
Europe	**1 513**	1 474	3%	*2%*
Greater China	**405**	402	1%	*(6)%*
India	**200**	248	(19)%	*(24)%*
Latin America	**246**	293	(16)%	*(22)%*
Middle East & Africa	**467**	415	13%	*8%*
North America	**1 840**	1 664	11%	*3%*
Total	**5 348**	5 076	5%	*1%*

The regional performance below focuses on constant currency results, to exclude the impact of foreign exchange rate fluctuation. Reported changes are disclosed in the table above.

Asia Pacific saw broad-based growth, with notable strength in Submarine Networks, Fixed Networks and IP Networks within Network Infrastructure and Cloud and Network Services.

Europe growth was driven by strength in Mobile Networks and Submarine Networks within Network Infrastructure, partly offset by declines in Nokia Technologies (which is entirely reported in Europe) and Optical Networks and IP Networks within Network Infrastructure.

Within **Greater China**, net sales in Mobile Networks were lower due to high levels of 5G deployments in the year-ago quarter.

Net sales in **India** declined in both Mobile Networks and Network Infrastructure, as service providers slowed investments in anticipation of upcoming 5G tenders.

Latin America was driven by weakness in Submarine Networks within Network Infrastructure, but did see growth in both Mobile Networks and Fixed Networks, within Network Infrastructure.

Growth in **Middle East & Africa** was primarily driven by Submarine Networks within Network Infrastructure.

Growth in **North America** was driven by a strong performance from Fixed Networks within Network Infrastructure, while Mobile Networks net sales declined.

Net sales by customer type

EUR million	Q1'22	Q1'21	YoY change	*Constant currency YoY change*
Communications service providers (CSP)	**4 373**	4 098	7%	*2%*
Enterprise	**343**	354	(3)%	*(7)%*
Licensees	**306**	365	(16)%	*(17)%*
Other[1]	**325**	259	25%	*25%*
Total	**5 348**	5 076	5%	*1%*

[1] Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from communications service providers and enterprise customers.

Net sales by customer breakdown demonstrates the strength in demand from our CSP customers which grew year-on-year despite being impacted by the supply chain constraints. We also saw strong growth in 'Other' due to the strength of Submarine Networks. Enterprise continued to generate strong order intake as in Q4 2021 but revenue was impacted primarily by supply chain constraints combined with some order conversion delays. Growth is expected to improve in the coming quarters as the strong order intake from Q4 2021 and Q1 2022 starts to convert. We now have more than 450 customers for our private wireless solutions. In Q1 2022, we added 61 new Enterprise customers and our pipeline remains strong.

28 April 2022 6

NOKIA

Q1 2022 to Q1 2021 bridge for net sales and operating profit

EUR million	Q1'22	Volume, price, mix and other	Foreign exchange impact	Items affecting comparability	Q1'21
Net sales	**5 348**	55	217	0	5 076
Operating profit	**354**	23	8	(108)	431
Operating margin %	**6.6%**				8.5%

The table above shows the change in net sales and operating profit compared to the year-ago quarter. Net sales saw a benefit from an operational standpoint but also benefited strongly from the impact of changes in foreign exchange. Operating profit also saw a benefit from an operational standpoint, a small benefit from foreign exchange and then the negative impact of the provision recognized in Q1 2022 related to Russia.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q1'22	Q1'21	YoY change
Reported operating profit	**354**	431	(18)%
Costs associated with country exit	**104**	0	
Amortization of acquired intangible assets	**100**	97	
Restructuring and associated charges	**30**	36	
Impairment and write-off of assets, net of reversals	**(5)**	2	
Gain on sale of fixed assets	**0**	(15)	
Other, net	**0**	1	
Comparable operating profit	**583**	551	6%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q1 2022 the main adjustments related to a EUR 104m provision that was recognized in relation to Russia, amortization of acquired intangible assets which is primarily related to purchase price allocation of the Alcatel-Lucent acquisition, restructuring charges related to the on-going restructuring program (discussed later in this interim report) and a small reversal of a prior impairment.

28 April 2022

7

NOKIA

Cash and cash flow in Q1 2022


Operating
Investing
Financing
4.62
0.63
(0.11)
0.19
(0.10)
(0.05)
(0.19)
(0.05)
(0.06)
(0.05)
0.07
4.90
Q4' 21 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Other non-current financial investments
Lease payments
Acquisition of treasury shares
Other
Q1' 22 net cash

EUR million, at end of period	Q1'22	Q4'21	QoQ change
Total cash and interest-bearing financial investments	9 519	9 268	3%
Net cash and interest-bearing financial investments[1]	4 904	4 615	6%

[1] Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to Note 10, Performance measures, in the Financial statement information section.

Free cash flow

During Q1 2022, Nokia's free cash flow was EUR 326 million, reflecting strong operating profit and cash inflows related to net working capital, partly offset by restructuring, income taxes and net interest.

Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 628 million.
- Approximately EUR 110 million of restructuring and associated cash outflows, related to our current and previous cost savings programs.
- Excluding the restructuring and associated cash outflows, the increase in net cash related to net working capital was approximately EUR 190 million, as follows:
  - The decrease in receivables was approximately EUR 350 million, mainly reflecting seasonality. This was helped by a slight increase in the balance sheet impact of the sale of receivables in the quarter.
  - The increase in inventories was approximately EUR 210 million, reflecting efforts to increase inventories amidst continued supply chain challenges.
  - The increase in liabilities was approximately EUR 50 million.
- An outflow related to cash taxes of approximately EUR 100 million.
- An outflow related to net interest of approximately EUR 50 million.

Net cash used in investing activities

- Net cash used in investing activities was related primarily to capital expenditures of approximately EUR 190 million and a net cash outflow from other non-current financial investments of approximately EUR 50 million.

Net cash used in financing activities

- Net cash used in financing activities was related primarily to lease payments of approximately EUR 60 million and the acquisition of treasury shares of approximately EUR 50 million.

Change in total cash and net cash

In Q1 2022, the approximately EUR 40 million difference between the change in total cash and net cash was primarily due to changes in the carrying amounts of certain issued bonds, as a result of foreign exchange and interest rate fluctuations.

28 April 2022

8

28 April 2022 9 Sustainability Our strategy and focus areas At Nokia, we create technology that helps the world act together. Connectivity and technology play a critical role in helping to solve many of the world’s greatest challenges. Our sustainability strategy is focused on the areas we believe will have the greatest impact on sustainable development and our profitability: climate, integrity and culture. Nokia published its annual sustainability report, “People & Planet”, in March 2022, including our new short- mid- and long-term ESG targets. Climate As reported in Nokia’s People & Planet 2021 report, 93% of Nokia’s greenhouse gas emissions originate from the use of sold products, forming the majority of Nokia’s scope 3 emissions. Nokia continues to invest in innovation to drive down the energy consumption of its products and in Q1 2022, Nokia announced the commercial availability of its innovative Liquid Cooling AirScale portfolio. The solution is designed to make radio networks more sustainable and cost-efficient by reducing the energy required to cool a base station. Cooling system energy consumption can be reduced by up to 90% and base station CO2 emissions by up to 80% compared to traditional active air-cooling systems. While the energy used in Nokia’s facilities and fleet (scope 1 and 2 emissions) counts only for 1 percent of total emissions, Nokia continues to take action to minimize its footprint. In Q1 2022, Nokia joined RE100 as part of its target to move to 100% renewable electricity by 2025. RE100 is a global initiative led by the Climate Group in partnership with CDP which brings together the world’s most influential businesses committed to 100% renewable electricity. As an example of actions to reach this goal, Q1 2022 also saw the completion of the projects to install solar panels in our Amadora site in Portugal, and in our factory in Chennai, India. Integrity In March 2022, for the fifth consecutive year, Nokia was named as one of the World’s Most Ethical Companies by Ethisphere Institute. This recognition is a testament to our strong culture of integrity and robust compliance program. Nokia is focused on continuous improvement to further enhance its program so that compliance remains a commercial differentiator. A key focal point this year is to accelerate use of data analytics for risk assessment and proactive monitoring. Culture In Q1 2022, Nokia launched its new People strategy, focused on putting our people at the heart of everything we do and emphasizing growth, leadership, belonging and employee experience that will help to establish and maintain outstanding technology leadership. As part of the new strategy, Nokia reviewed its internal policies to assess how they support inclusion, diversity and our values and has resulted in the launch of two new inclusive policies related to child leave and global life insurance – as well as the Coming back with Confidence info hub for parents to support smooth reintegration into work. The new child leave policy will provide any Nokia employee who becomes a parent, regardless of gender, with at least 90 calendar days’ paid leave and the right to return to work up to one year following the date of birth or adoption. In Q1 2022, Nokia initiated the “Action for Leadership” program in collaboration with Deutsche Telekom and UN Women, with the aim to increase the number of female decision-makers in the technology sector. The program officially started at the beginning of April, engaging a diverse set of talents from both companies. During the program, the teams will work to resolve chosen sustainability challenges with business solutions. Improving lives The technology Nokia provides can help connect the unconnected, close the digital divide and provide equal access to opportunity. In Q1 2022, Nokia announced that it is delivering private wireless to bridge the digital divide for students’ homes in rural California. The two-phase deployment will serve the distance learning needs of 2 400 students. As Nokia works with its customers to expand and modernize their networks we continue to see the impact our technology has in closing the digital divide by accelerating access to broadband services. An example of this in Q1 2022 is in Jamaica, where Nokia deployment is set to support 95% of Jamaica’s population within four years. The network will provide broadband services to regions where fiber connectivity is currently not available. Situation in Ukraine The safety of our employees in Ukraine remains our top priority. We are supporting them with logistical and financial assistance and a crisis team is in close contact with our people to offer any additional help we can provide. Nokia has donated b1 million to UNICEF to help support its humanitarian work in Ukraine, which is focused on the critical needs of children and families. In addition, we have an employee fundraising platform with UNICEF.

NOKIA

Additional information

Cost savings program

In Q1 2021, we announced plans to reset our cost base, targeting a reduction of approximately EUR 600 million by the end of 2023.

Given the strength in our end markets, the pace of restructuring continues to be slower than we initially planned. The overall size of the plan, however, remains unchanged and continues to depend on the evolution of our end markets, consistent with our commentary when we announced the plan.

We continue to expect these cost savings to result in approximately EUR 500-600 million of restructuring and associated charges by 2023.

We continue to expect total restructuring and associated cash outflows to be approximately EUR 1 050-1 150 million. This total includes approximately EUR 500 million of cash outflows related to our previous restructuring program.

In EUR million, rounded to the nearest EUR 50 million	Actual	Expected amounts for			
	2021	2022	2023	Beyond 2023	Total amount[1]
Recurring gross cost savings	150	250	100	100	600
- cost of sales	*50*	*100*	*50*		*200*
- operating expenses	*100*	*150*	*50*	*100*	*400*
Restructuring and associated charges related to our most recent cost savings program	250	~100	~200		500-600
Restructuring and associated cash outflows[2]	350	~300	~150	~300	1 050–1 150

[1]Savings expected by end of 2023.

[2]Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs.

Restructuring and associated charges by Business Group	
In EUR million, rounded to the nearest EUR 50 million	
Mobile Networks	300–350
Network Infrastructure	~100
Cloud and Network Services	100–150
Total restructuring and associated charges	500–600

Significant events

January – March 2022

On 3 February 2022, Nokia announced that its Board of Directors is initiating a share buyback program to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. Nokia launched the first phase of the program on 11 February 2022 with repurchases starting on 14 February 2022.

After 31 March 2022

On 5 April 2022, Nokia held its Annual General Meeting (AGM) at its headquarters in Espoo under special arrangements due to the COVID-19 pandemic. Approximately 59 300 shareholders representing approximately 3 063 million shares and votes were represented at the meeting. The following resolutions were made:

- The financial statements were adopted and the Board and President and CEO were discharged from liability for financial year 2021.
- The AGM decided that no dividend is distributed by a resolution of the Annual General Meeting and authorized the Board of Directors to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.08 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity (equity repayment).
- Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou and Carla Smits-Nusteling were re-elected as members of the Board of Directors for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Lisa Hook, Thomas Saueressig and Kai Öistämö as new members of the Board of Directors for the same term of office. In an assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair of the Board, and Søren Skou as new Vice Chair of the Board.
- The annual fees of the Board members were increased by EUR 10 000 except for the Board Chair.
- Remuneration Report of the company's governing bodies was supported.
- Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2023.
- Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares and to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 4 October 2023 and they terminated the corresponding authorizations granted by the AGM on 8 April 2021.

Nokia announced on 12 April 2022 its intention to exit the Russian market. Nokia will aim to provide the necessary support to maintain the networks already present as we exit the market. Nokia sees this as the most responsible course of action to take. Nokia recognized a provision of EUR 104 million in Q1 2022 in relation to Russia.

28 April 2022 10

28 April 2022 11 Shares The total number of Nokia shares on 31 March 2022, equaled 5 696 261 159. On 31 March 2022, Nokia and its subsidiary companies held 62 454 211 Nokia shares, representing approximately 1.1% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ƒ Competitive intensity, which is expected to continue at a high level; ƒ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ƒ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ƒ Disturbance in the global supply chain; ƒ Accelerating inflation; ƒ Scope and duration of the COVID-19 pandemic, and its economic impact; ƒ War or other geopolitical conflicts, disruptions and potential costs thereof; ƒ Other macroeconomic, industry and competitive developments; ƒ Timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees; ƒ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing; ƒ Timing of completions and acceptances of certain projects; ƒ Our product and regional mix; ƒ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to regional profit mix, net sales subject to withholding taxes, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reform in the U.S. and OECD initiatives; ƒ Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; ƒ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking Statements of this report, and our 2021 annual report on Form 20-F published on 3 March 2022 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward- looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash generation, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

NOKIA

Financial statement information

Consolidated income statement (condensed)

EUR million	Reported		Comparable	
	Q1'22	Q1'21	Q1'22	Q1'21
Net sales (Notes 2, 3)	5 348	5 076	5 348	5 076
Cost of sales	(3 179)	(3 151)	(3 171)	(3 136)
Gross profit (Note 2)	2 169	1 925	2 176	1 940
Research and development expenses	(1 072)	(996)	(1 052)	(973)
Selling, general and administrative expenses	(675)	(649)	(581)	(552)
Other operating income and expenses	(68)	151	39	136
Operating profit (Note 2)	354	431	583	551
Share of results of associated companies and joint ventures	(26)	(4)	(26)	(4)
Financial income and expenses	(72)	(56)	(40)	(52)
Profit before tax	256	372	516	495
Income tax expense (Note 5)	(79)	(99)	(101)	(120)
Profit from continuing operations	177	272	416	375
Profit/(loss) from discontinued operations	42	(9)	0	0
Profit for the period	219	263	416	375
Attributable to				
Equity holders of the parent	212	261	409	373
Non-controlling interests	7	3	7	3
Earnings per share, EUR (for profit attributable to equity holders of the parent)				
Basic				
Continuing operations	0.03	0.05	0.07	0.07
Profit for the period	0.04	0.05	0.07	0.07
Diluted				
Continuing operations	0.03	0.05	0.07	0.07
Profit for the period	0.04	0.05	0.07	0.07
Average number of shares ('000 shares)				
Basic				
Continuing operations	5 634 737	5 624 071	5 634 737	5 624 071
Profit for the period	5 634 737	5 624 071	5 634 737	5 624 071
Diluted				
Continuing operations	5 705 948	5 649 354	5 705 948	5 649 354
Profit for the period	5 705 948	5 649 354	5 705 948	5 649 354

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

28 April 2022 12

28 April 2022 13 Consolidated statement of comprehensive income (condensed) EUR million Reported Q1'22 Q1'21 Profit for the period 219 263 Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans 263 713 Income tax related to items that will not be reclassified to profit or loss (74) (182) Items that may be reclassified subsequently to profit or loss Translation differences 338 545 Net investment hedges (72) (88) Cash flow and other hedges 18 (22) Financial assets at fair value through other comprehensive income (5) 7 Other changes, net (1) 0 Income tax related to items that may be reclassified subsequently to profit or loss 0 2 Other comprehensive income, net of tax 467 975 Total comprehensive income for the period 686 1 238 Attributable to: Equity holders of the parent 678 1 233 Non-controlling interests 8 5 The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

NOKIA

Consolidated statement of financial position (condensed)

EUR million	31 March 2022	31 March 2021	31 December 2021
ASSETS			
Goodwill	5 508	5 236	5 431
Other intangible assets	1 534	1 893	1 620
Property, plant and equipment	1 912	1 794	1 924
Right-of-use assets	950	925	884
Investments in associated companies and joint ventures	217	235	243
Other non-current financial investments (Note 6)	852	829	758
Deferred tax assets (Note 5)	1 195	1 622	1 272
Other non-current financial assets (Note 6)	298	340	325
Defined benefit pension assets (Note 4)	7 818	5 624	7 740
Other non-current receivables	279	224	255
Non-current interest-bearing financial investments (Note 6)	493	0	0
Non-current assets	21 055	18 722	20 452
Inventories	2 636	2 266	2 392
Trade receivables (Note 6)	4 855	4 528	5 382
Contract assets	1 123	1 150	1 146
Other current receivables	1 076	854	859
Current income tax assets	273	304	214
Other current financial assets (Note 6)	479	188	336
Current interest-bearing financial investments (Note 6)	2 685	1 527	2 577
Cash and cash equivalents (Note 6)	6 341	7 315	6 691
Current assets	19 470	18 132	19 597
Total assets	40 525	36 853	40 049

SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	246	246	246
Share issue premium	421	389	454
Treasury shares	(399)	(352)	(352)
Translation differences	(132)	(839)	(396)
Fair value and other reserves	4 421	2 427	4 219
Reserve for invested unrestricted equity	15 742	15 698	15 726
Accumulated deficit	(2 327)	(3 884)	(2 537)
Total capital and reserves attributable to equity holders of the parent	17 973	13 685	17 360
Non-controlling interests	110	85	102
Total equity	18 083	13 771	17 462
Long-term interest-bearing liabilities (Notes 6, 8)	4 489	5 039	4 537
Long-term lease liabilities	877	828	824
Deferred tax liabilities	288	280	282
Defined benefit pension and post-employment liabilities (Note 4)	3 106	3 798	3 408
Contract liabilities	294	607	354
Deferred revenue and other non-current liabilities	404	509	436
Provisions (Note 7)	625	696	645
Non-current liabilities	10 084	11 757	10 486
Short-term interest-bearing liabilities (Notes 6, 8)	126	114	116
Short-term lease liabilities	195	212	185
Other financial liabilities (Note 6)	876	770	762
Current income tax liabilities	186	168	202
Trade payables (Note 6)	3 664	3 108	3 679
Contract liabilities	2 326	2 539	2 293
Deferred revenue and other current liabilities (Note 6)	4 036	3 614	3 940
Provisions (Note 7)	948	801	924
Current liabilities	12 357	11 326	12 101
Total shareholders' equity and liabilities	40 525	36 853	40 049
Shareholders' equity per share, EUR	3.19	2.43	3.08
Number of shares (1 000 shares, excluding treasury shares)	5 633 807	5 629 331	5 634 994

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

28 April 2022 14

28 April 2022 15 Consolidated statement of cash flows (condensed) EUR million Q1'22 Q1'21 Cash flow from operating activities Profit for the period 219 263 Adjustments 409 368 Depreciation and amortization 274 271 Restructuring charges 16 28 Financial income and expenses 62 56 Income tax expense 76 99 Gain from other non-current financial investments (49) (94) Other 30 8 Cash from operations before changes in net working capital 628 631 Change in net working capital 80 800 Decrease in receivables 349 1 091 (Increase)/decrease in inventories (212) 22 Decrease in non-interest-bearing liabilities (57) (313) Cash from operations 708 1 431 Interest received 4 16 Interest paid (56) (63) Income taxes paid, net (97) (80) Net cash from operating activities 559 1 304 Cash flow from investing activities Purchase of property, plant and equipment and intangible assets (189) (159) Proceeds from sale of property, plant and equipment and intangible assets 1 32 Purchase of interest-bearing financial investments (700) (454) Proceeds from maturities and sale of interest-bearing financial investments 98 60 Purchase of other non-current financial investments (58) (26) Proceeds from sale of other non-current financial investments 13 49 Foreign exchange hedging of cash and cash equivalents (25) (7) Other (1) 1 Net cash used in investing activities (861) (504) Cash flow from financing activities Acquisition of treasury shares (47) 0 Proceeds from long-term borrowings 5 12 Repayment of long-term borrowings 0 (381) Proceeds from/(repayment of) short-term borrowings 8 (68) Payment of principal portion of lease liabilities (57) (51) Net cash used in financing activities (91) (488) Translation differences 43 63 Net (decrease)/increase in cash and cash equivalents (350) 375 Cash and cash equivalents at beginning of period 6 691 6 940 Cash and cash equivalents at end of period 6 341 7 315 Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation. The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

NOKIA

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Accumulated deficit	Attributable to equity holders of the parent	Non-controlling interests	Total equity
1 January 2021	246	443	(352)	(1 295)	1 910	15 656	(4 143)	12 465	80	12 545
Profit for the period	0	0	0	0	0	0	261	261	2	263
Other comprehensive income	0	0	0	456	516	0	0	972	3	975
Total comprehensive income	0	0	0	456	516	0	260	1 233	5	1 238
Share-based payments	0	11	0	0	0	0	0	11	0	11
Settlement of share-based payments	0	(65)	0	0	0	42	0	(24)	0	(24)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total transactions with owners	0	(54)	0	0	0	42	(1)	(13)	0	(13)
31 March 2021	246	389	(352)	(839)	2 427	15 698	(3 884)	13 685	85	13 771
1 January 2022	246	454	(352)	(396)	4 219	15 726	(2 537)	17 360	102	17 462
Profit for the period	0	0	0	0	0	0	212	212	7	219
Other comprehensive income	0	0	0	265	202	0	(1)	465	2	467
Total comprehensive income	0	0	0	265	202	0	211	678	8	686
Share-based payments	0	30	0	0	0	0	0	30	0	30
Settlement of share-based payments	0	(63)	0	0	0	41	0	(22)	0	(22)
Acquisition of treasury shares[1]	0	0	(47)	0	0	(25)	0	(72)	0	(72)
Total transactions with owners	0	(33)	(47)	0	0	16	0	(65)	0	(65)
31 March 2022	246	421	(399)	(132)	4 421	15 742	(2 327)	17 973	110	18 083

[1]Treasury shares are acquired as part of the share buyback program announced on 3 February 2022. Shares are repurchased using funds in the reserve for invested unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

28 April 2022 16

NOKIA

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2021 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2021. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 28 April 2022.

Net sales and operating profit of the Nokia Group, particularly in Mobile Networks, Network Infrastructure and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers.

Management has identified regions as the relevant category to present disaggregated revenue. Nokia's primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those regions. Further, although Nokia's technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions. Each reportable segment, as described in Note 2, Segment information, operates in every region as described in Note 3, Net sales. No reportable segment has a specific revenue concentration in any region other than Nokia Technologies, which is included in Europe. Each type of customer, as disclosed in Note 3, Net sales, operates in all regions.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect this obligation, Nokia derecognized the non-controlling interest and records a financial liability in current liabilities in line with the option exercise period. Any changes in the estimated future cash settlement are recorded in financial income and expense.

Nokia announced on 12 April 2022 its intention to exit the Russian market. Nokia will aim to provide the necessary support to maintain the networks already present as we exit the market. Nokia sees this as the most responsible course of action to take. Nokia recognized a provision of EUR 104 million in Q1 2022 related to Russia.

Comparable and constant currency measures

Nokia presents financial information on a reported, comparable and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Refer to Note 10, Performance measures, for further details.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q1'22		Q1'21		Q4'21	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~25%	~25%	~25%	~25%
USD	~50%	~45%	~50%	~45%	~50%	~50%
CNY	~5%	~5%	~5%	~10%	~5%	~5%
Other	~20%	~20%	~20%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q1'22 balance sheet rate 1 EUR = 1.11 USD, end of Q1'21 balance sheet rate 1 EUR = 1.17 USD and end of Q4'21 balance sheet rate 1 EUR = 1.13 USD

New and amended standards and interpretations

The amendments to IFRS standards that became effective on 1 January 2022, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

28 April 2022 17

NOKIA

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Mobile Networks, (2) Network Infrastructure, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following businesses within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks. For detailed segment descriptions, please refer to Note 5, Segment Information, in the consolidated financial statements for 2021.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies, in the consolidated financial statements for 2021, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Notes 1, Basis of preparation and 10, Performance Measures. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q1'22 EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	2 268	1 974	736	306	76	(12)	5 348
of which to other segments	3	1	1	3	5	(12)	0
Gross profit	902	684	284	305	2	(7)	2 169
Gross margin %	*39.8%*	*34.7%*	*38.6%*	*99.7%*	*2.6%*		*40.6%*
Research and development expenses	(530)	(302)	(138)	(54)	(27)	(20)	(1 072)
Selling, general and administrative expenses	(199)	(182)	(124)	(30)	(46)	(94)	(675)
Other operating income and expenses	(2)	(4)	(1)	(1)	48	(107)	(68)
Operating profit/(loss)	171	195	20	220	(23)	(228)	354
Operating margin %	*7.5%*	*9.9%*	*2.7%*	*71.9%*	*(30.3)%*		*6.6%*
Share of results of associated companies and joint ventures	(27)	0	1	(1)	0		(26)
Financial income and expenses							(72)
Profit before tax							256
Depreciation and amortization	*(85)*	*(53)*	*(22)*	*(8)*	*(6)*	*(100)*	*(274)*
EBITDA	*229*	*248*	*43*	*227*	*(17)*	*(128)*	*602*

[1]Includes IP Networks net sales of EUR 678 million, Optical Networks net sales of EUR 363 million, Fixed Networks net sales of EUR 671 million and Submarine Networks net sales of EUR 262 million.

28 April 2022 18

NOKIA

Q1'21 EUR million	Mobile Networks	Network Infrastructure[1]	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	2 262	1 727	674	365	57	(10)	5 076
of which to other segments	2	1	1	3	4	(10)	0
Gross profit/(loss)	752	602	225	364	(2)	(15)	1 925
Gross margin %	*33.2%*	*34.9%*	*33.4%*	*99.7%*	*(3.5)%*		*37.9%*
Research and development expenses	(497)	(260)	(140)	(50)	(27)	(23)	(996)
Selling, general and administrative expenses	(194)	(175)	(114)	(24)	(45)	(97)	(649)
Other operating income and expenses	16	20	9	(4)	96	15	151
Operating profit/(loss)	76	187	(20)	286	22	(120)	431
Operating margin %	*3.4%*	*10.8%*	*(3.0)%*	*78.4%*	*38.6%*		*8.5%*
Share of results of associated companies and joint ventures	(4)	0	1	0	0		(4)
Financial income and expenses							(56)
Profit before tax							372
Depreciation and amortization	*(83)*	*(48)*	*(24)*	*(8)*	*(11)*	*(97)*	*(271)*
EBITDA	*155*	*235*	*5*	*294*	*33*	*(24)*	*698*

[1]Includes IP Networks net sales of EUR 625 million, Optical Networks net sales of EUR 400 million, Fixed Networks net sales of EUR 491 million and Submarine Networks net sales of EUR 211 million.

3. NET SALES

Net sales by region

EUR million	Q1'22	Q1'21	YoY change
Asia Pacific	676	581	16%
Europe	1 513	1 474	3%
Greater China	405	402	1%
India	200	248	(19)%
Latin America	246	293	(16)%
Middle East & Africa	467	415	13%
North America	1 840	1 664	11%
Total	5 348	5 076	5%

Net sales by customer type

EUR million	Q1'22	Q1'21	YoY change
Communications service providers	4 373	4 098	7%
Enterprise	343	354	(3)%
Licensees	306	365	(16)%
Other[1]	325	259	25%
Total	5 348	5 076	5%

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from communications service providers and enterprise customers.

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NOKIA

4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. 96% of Nokia's defined benefit obligation and 99% of plan assets fair values were remeasured as of 31 March 2022. Nokia's pension and post-retirement plans in the United States have been remeasured by updated valuations from an external actuary and the main pension plans outside of the US have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. As of 31 March 2022, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives as of 31 December 2021): U.S. Pension 3.28% (2.40%), U.S. Opeb 3.30% (2.42%), Germany 1.58% (0.87%) and U.K. 2.71% (1.87%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from EUR 4 424 million, or 119.5%, as of 31 December 2021 to EUR 4 801 million, or 122.7% as of 31 March 2022. During the quarter the global defined benefit plan asset portfolio was invested approximately 70% in fixed income, 5% in equities and 25% in other asset classes, mainly private equity and real estate.

Change in pension and post-employment net asset/(liability)

	31 March 2022			31 March 2021			31 December 2021		
EUR million	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total
Net asset/(liability) recognized 1 January	**5 588**	**(1 256)**	**4 332**	**2 572**	**(1 580)**	**992**	**2 572**	**(1 580)**	**992**
Recognized in income statement	(20)	(8)	(28)	(39)	(7)	(46)	(128)	(29)	(157)
Recognized in other comprehensive income	144	119	263	553	160	713	2 906	134	3 040
Contributions and benefits paid	53	(1)	52	55	(7)	48	177	(6)	171
Exchange differences and other movements[2]	117	(24)	93	191	(72)	119	61	225	286
Net asset/(liability) recognized at the end of the period	**5 882**	**(1 170)**	**4 712**	**3 332**	**(1 506)**	**1 826**	**5 588**	**(1 256)**	**4 332**

[1]Includes pensions, retirement indemnities and other post-employment plans.

[2]Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	31 March 2022	31 December 2021	30 September 2021	30 June 2021	31 March 2021
Defined benefit obligation	(21 120)	(22 704)	(22 632)	(22 599)	(22 630)
Fair value of plan assets	25 921	27 128	26 816	26 219	25 824
Funded status	**4 801**	**4 424**	**4 184**	**3 620**	**3 194**
Effect of asset ceiling[1]	(89)	(92)	(90)	(1 459)	(1 368)
Net asset recognized at the end of the period	**4 712**	**4 332**	**4 094**	**2 161**	**1 826**

[1]In the third quarter of 2021, Nokia modified the terms of its US defined benefit pension plans. As a result of the modification, Nokia recognized a reduction in the effect of the asset ceiling of EUR 1 396 million.

5. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. As of 31 March 2022, Nokia has recognized deferred tax assets of EUR 1.2 billion (EUR 1.3 billion as of 31 December 2021).

In addition, as of 31 March 2022, Nokia has unrecognized deferred tax assets of approximately EUR 8 billion (EUR 8 billion as of 31 December 2021), the majority of which relate to France (approximately EUR 4 billion) and Finland (approximately EUR 3 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The majority of Finnish unrecognized deferred tax assets are not subject to expiry and are available against future Finnish tax liabilities.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

In the first quarter of 2022, Nokia continued to generate accounting and taxable profit in Finland and there are improvements in the financial performance compared to the previous periods. At 31 March 2022, Nokia did not consider that it had created an established pattern of sufficient tax profitability to conclude that it is probable that it would be able to utilize the deferred tax assets in Finland. Nokia continues to closely monitor its ability to utilize these deferred tax assets, including assessing the future financial performance in Finland. Should the recent improvements in the financial results of Nokia be sustained, all or part of the unrecognized deferred tax assets may be recognized in the future.

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NOKIA

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based publicly available market information and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, Significant accounting policies, and note 22, Fair value of financial instruments, in the consolidated financial statements for 2021. Items carried at fair value in the following table are measured at fair value on a recurring basis.

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
31 March 2022		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Other non-current financial investments	0	5	0	847	0	0	0	852	852
Other non-current financial assets	160	0	96	0	0	70	0	326	326
Non-current interest-bearing financial investments	493	0	0	0	0	0	0	493	494
Other current financial assets	230	0	0	0	0	16	0	246	246
Derivative assets	0	0	260	0	0	0	0	260	260
Trade receivables	0	0	0	0	0	4 855	0	4 855	4 855
Current interest-bearing financial investments	623	0	2 062	0	0	0	0	2 685	2 685
Cash and cash equivalents	4 733	0	1 608	0	0	0	0	6 341	6 341
Total financial assets	6 239	5	4 026	847	0	4 941	0	16 058	16 059
Long-term interest-bearing liabilities	4 489	0	0	0	0	0	0	4 489	4 563
Other long-term financial liabilities	0	0	0	71	0	0	0	71	71
Short-term interest-bearing liabilities	126	0	0	0	0	0	0	126	126
Other short-term financial liabilities	25	0	0	536	0	0	0	561	561
Derivative liabilities	0	0	315	0	0	0	0	315	315
Discounts without performance obligations	501	0	0	0	0	0	0	501	501
Trade payables	3 664	0	0	0	0	0	0	3 664	3 664
Total financial liabilities	8 805	0	315	607	0	0	0	9 727	9 801

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income				
31 December 2021		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Other non-current financial investments	0	8	0	750	0	0	0	758	758
Other non-current financial assets	130	0	101	0	0	94	0	325	325
Other current financial assets	115	0	0	0	0	21	0	136	136
Derivative assets	0	0	200	0	0	0	0	200	200
Trade receivables	0	0	0	0	0	5 382	0	5 382	5 382
Current interest-bearing financial investments	526	0	2 051	0	0	0	0	2 577	2 577
Cash and cash equivalents	4 627	0	2 064	0	0	0	0	6 691	6 691
Total financial assets	5 398	8	4 416	750	0	5 497	0	16 069	16 069
Long-term interest-bearing liabilities	4 537	0	0	0	0	0	0	4 537	4 775
Other long-term financial liabilities	0	0	0	68	0	0	0	68	68
Short-term interest-bearing liabilities	116	0	0	0	0	0	0	116	116
Other short-term financial liabilities	0	0	0	522	0	0	0	522	522
Derivative liabilities	0	0	240	0	0	0	0	240	240
Discounts without performance obligations	479	0	0	0	0	0	0	479	479
Trade payables	3 679	0	0	0	0	0	0	3 679	3 679
Total financial liabilities	8 811	0	240	590	0	0	0	9 641	9 879

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.
Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance as of 31 December 2021	750	(590)
Net gains/(losses) in income statement	48	(16)
Additions	56	0
Deductions	(8)	0
Other movements	1	(1)
Balance as of 31 March 2022	847	(607)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 31 million (net gain of EUR 85 million in 2021) related to level 3 financial instruments held at 31 March 2022 was included in the profit and loss during 2022.

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NOKIA

7. PROVISIONS

EUR million	Restructuring	Warranty	Litigation	Environmental	Project losses	Divestment-related	Material liability	Other[1]	Total
As of 1 January 2022	312	254	102	149	235	46	89	382	1 569
Translation differences	1	0	3	2	0	0	0	9	15
Reclassification	0	0	0	0	1	0	0	(15)	(14)
Charged to income statement									
Additions	*16*	*34*	*8*	*4*	*0*	*0*	*28*	*124*	*214*
Reversals	*0*	*(28)*	*(1)*	*0*	*(2)*	*0*	*(21)*	*(13)*	*(65)*
Total charged to income statement	16	6	7	4	(2)	0	7	111	149
Utilized during period[2]	(86)	(12)	(16)	(2)	(9)	0	(10)	(11)	(146)
As of 31 March 2022	243	248	96	153	225	46	86	476	1 573
Non-current	137	20	16	133	125	43	8	143	625
Current	106	228	80	21	100	3	77	333	948

[1]Other provisions include provisions for various obligations such as costs associated with exiting the Russian market, indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

[2]The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 55 million remained in accrued expenses as of 31 March 2022.

8. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	31 March 2022	31 March 2021	31 December 2021
Nokia Corporation	3.375% Senior Notes[1]	USD	500	June 2022	0	434	0
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	752	761	759
Nokia Corporation	EIB R&D Loan	EUR	500	February 2025	500	500	500
Nokia Corporation	NIB R&D Loan[2]	EUR	250	May 2025	250	250	250
Nokia Corporation	2.375% Senior Notes	EUR	500	May 2025	494	497	497
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2026	753	762	760
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	446	454	464
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	67	63	66
Nokia Corporation	3.125% Senior Notes	EUR	500	May 2028	498	497	497
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	187	177	183
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	535	533	553
Nokia Corporation and various subsidiaries	Other liabilities				133	225	124
Total					4 615	5 153	4 653

[1]Nokia redeemed USD 500 million of the 3.375% Senior Notes due June 2022 in December 2021.

[2]The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.

Significant credit facilities and funding programs

				Utilized (million)		
Financing arrangement	Committed/ uncommitted	Currency	Nominal (million)	31 March 2022	31 March 2021	31 December 2021
Revolving Credit Facility[1]	Committed	EUR	1 500	0	0	0
Finnish Commercial Paper Programme	Uncommitted	EUR	750	0	0	0
Euro-Commercial Paper Programme	Uncommitted	EUR	1 500	0	0	0
Euro Medium Term Note Programme[2]	Uncommitted	EUR	5 000	2 500	2 500	2 500

[1]The facility has its maturity in June 2026, except for EUR 88 million having its maturity in June 2024.

[2]All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

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9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	31 March 2022	31 March 2021	31 December 2021
Contingent liabilities on behalf of Group companies			
Guarantees issued by financial institutions			
Commercial guarantees	1 283	1 158	1 281
Non-commercial guarantees	484	422	442
Corporate guarantees			
Commercial guarantees	463	479	457
Non-commercial guarantees	36	54	35
Financing commitments			
Customer finance commitments	20	20	21
Venture fund commitments[1]	452	172	137

[1] In January 2022, Nokia agreed on capital commitment of USD 400 million to NGP Capital's Fund V. The fund's emphasis on companies developing emerging 5G use cases for industrial and business transformation aligns closely with Nokia's technology leadership vision and its efforts to maximize the value shift towards cloud. Per industry standard practice, the capital will be called throughout the 10 year lifecycle of the fund.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's consolidated financial statements for 2021:

Continental

In 2019, Continental Automotive Systems (Continental) brought breach of FRAND and antitrust claims against Nokia and others, which were dismissed. In the first quarter of 2022, Continental lost on appeal and requested reconsideration. Continental also brought breach of contract and FRAND related claims against Nokia in 2021, which Nokia has moved to dismiss.

Vivo

In 2022, Nokia commenced patent infringement proceedings against Vivo in Germany and several countries in Asia. Nokia has also been informed by Vivo that the company has filed actions in China against Nokia.

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10. PERFORMANCE MEASURES

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The below tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

In the first quarter of 2022 Nokia replaced its performance measures total cash and current financial investments ("total cash") and net cash and current financial investments ("net cash") with total cash and interest-bearing financial investments ("total cash") and net cash and interest-bearing financial investments ("net cash"). The definitions of these performance measures were updated accordingly to reflect the changes made to Nokia's statement of financial position. The purpose for using these measures, as stated in the table below, did not change. The modifications to the performance measures were made as in the first quarter of 2022 Nokia commenced investing in highly liquid corporate bonds that are primarily classified as non-current interest-bearing financial investments based on their initial maturity.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x (-comparable income tax expense / comparable profit before tax))	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and interest-bearing financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and interest-bearing financial investments ("Total cash")	Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments.	Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and interest-bearing financial investments ("Net cash")	Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and interest-bearing financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of other non-current financial investments + proceeds from sale of other non-current financial investments. Reconciliation of free cash flow to the amounts in the consolidated statement of cash flows is presented below.	Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia's operating performance.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

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Comparable to reported reconciliation

Q1'22 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**5 348**	**(3 171)**	**(1 052)**	**(581)**	**39**	**583**	**(40)**	**(101)**	**416**
Costs associated with country exit					(104)	**(104)**			**(104)**
Amortization of acquired intangible assets			(15)	(85)		**(100)**		21	**(78)**
Restructuring and associated charges		(9)	(8)	(10)	(2)	**(30)**			**(30)**
Impairment and write-off of assets, net of reversals		2	3	1		**5**			**5**
Loss allowance on customer financing loan						**0**	(29)		**(29)**
Change in financial liability to acquire NSB non-controlling interest						**0**	(3)		**(3)**
Items affecting comparability	0	(7)	(20)	(94)	(107)	**(228)**	(32)	22	**(239)**
Reported	**5 348**	**(3 179)**	**(1 072)**	**(675)**	**(68)**	**354**	**(72)**	**(79)**	**177**

Q1'21 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	**Operating profit**	Financial income and expenses	Income tax (expense)/ benefit	**Profit from continuing operations**
Comparable	**5 076**	**(3 136)**	**(973)**	**(552)**	**136**	**551**	**(52)**	**(120)**	**375**
Amortization of acquired intangible assets			(14)	(83)		**(97)**		21	**(76)**
Restructuring and associated charges		(13)	(9)	(14)		**(36)**			**(36)**
Impairment and write-off of assets, net of reversals		(1)	(1)			**(2)**			**(2)**
Costs associated with contract exit		(1)				**(1)**			**(1)**
Gain on sale of fixed assets					15	**15**			**15**
Change in financial liability to acquire NSB non-controlling interest						**0**	(3)		**(3)**
Items affecting comparability	0	(15)	(23)	(97)	15	**(120)**	(3)	21	**(103)**
Reported	**5 076**	**(3 151)**	**(996)**	**(649)**	**151**	**431**	**(56)**	**(99)**	**272**

Net cash and interest-bearing financial investments

EUR million	31 March 2022	31 December 2021	30 September 2021	30 June 2021	31 March 2021
Non-current interest-bearing financial investments	493	0	0	0	0
Current interest-bearing financial investments	2 685	2 577	2 478	1 499	1 527
Cash and cash equivalents	6 341	6 691	6 903	7 252	7 315
Total cash and interest-bearing financial investments	9 519	9 268	9 381	8 751	8 842
Long-term interest-bearing liabilities[1]	4 489	4 537	4 524	4 504	5 039
Short-term interest-bearing liabilities[1]	126	116	557	559	114
Total interest-bearing liabilities	4 615	4 653	5 081	5 063	5 153
Net cash and interest-bearing financial investments	**4 904**	**4 615**	**4 300**	**3 688**	**3 689**

[1]Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q1'22	Q1'21
Net cash from operating activities	559	1 304
Purchase of property, plant and equipment and intangible assets	(189)	(159)
Proceeds from sale of property, plant and equipment and intangible assets	1	32
Purchase of other non-current financial investments	(58)	(26)
Proceeds from sale of other non-current financial investments	13	49
Free cash flow	**326**	**1 200**

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Comparable return on invested capital (ROIC)

Q1'22

EUR million	Rolling four quarters	Q1'22	Q4'21	Q3'21	Q2'21
Comparable operating profit	2 806	583	908	633	682
Comparable profit before tax	2 630	516	891	580	643
Comparable income tax expense	(481)	(101)	(159)	(117)	(104)
Comparable operating profit after tax	**2 293**	**469**	**746**	**505**	**572**

EUR million	Average	31 March 2022	31 December 2021	30 September 2021	30 June 2021	31 March 2021
Total equity	16 009	18 083	17 462	16 392	14 337	13 771
Total interest-bearing liabilities	4 913	4 615	4 653	5 080	5 063	5 153
Total cash and interest-bearing financial investments	9 152	9 519	9 268	9 381	8 751	8 842
Invested capital	**11 770**	**13 179**	**12 847**	**12 091**	**10 649**	**10 082**

Comparable ROIC	**19.5%**

Q4'21

EUR million	Rolling four quarters	Q4'21	Q3'21	Q2'21	Q1'21
Comparable operating profit	2 775	908	633	682	551
Comparable profit before tax	2 609	891	580	643	495
Comparable income tax expense	(500)	(159)	(117)	(104)	(120)
Comparable operating profit after tax	**2 243**	**746**	**505**	**572**	**417**

EUR million	Average	31 December 2021	30 September 2021	30 June 2021	31 March 2021	31 December 2020
Total equity	14 901	17 462	16 392	14 337	13 771	12 545
Total interest-bearing liabilities	5 105	4 653	5 080	5 063	5 153	5 576
Total cash and interest-bearing financial investments	8 861	9 268	9 381	8 751	8 842	8 061
Invested capital	**11 145**	**12 847**	**12 091**	**10 649**	**10 082**	**10 060**

Comparable ROIC	**20.1%**

Q1'21

EUR million	Rolling four quarters	Q1'21	Q4'20	Q3'20	Q2'20
Comparable operating profit	2 517	551	1 056	486	423
Comparable profit before tax	2 368	495	1 063	407	403
Comparable income tax expense	(589)	(120)	(279)	(103)	(87)
Comparable operating profit after tax	**1 891**	**417**	**779**	**363**	**332**

EUR million	Average	31 March 2021	31 December 2020	30 September 2020	30 June 2020	31 March 2020
Total equity	14 572	13 771	12 545	15 220	15 319	16 004
Total interest-bearing liabilities	5 485	5 153	5 576	5 763	5 937	4 995
Total cash and interest-bearing financial investments	7 667	8 842	8 061	7 632	7 487	6 315
Invested capital	**12 389**	**10 082**	**10 060**	**13 351**	**13 769**	**14 684**

Comparable ROIC	**15.3%**

28 April 2022 26

28 April 2022 27 This financial report was approved by the Board of Directors on 28 April 2022. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com x Nokia plans to publish its second quarter and half year 2022 results on 21 July 2022. x Nokia plans to publish its third quarter and January-September 2022 results on 20 October 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022   Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Deputy Chief Legal Officer, Corporate